Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

1.	Intevac Photonics, Inc. – Delaware

2.	Intevac Pacific Group Holdings Ltd. Pte – Singapore

3.	Lotus Technologies, Inc. – Santa Clara, California

4.	IRPC, Inc. – Santa Clara, California

5.	Intevac Foreign Sales Corporation – Barbados

6.	Intevac Asia Private Limited – Singapore

7.	Intevac Malaysia Sdn Bhd – Malaysia

8.	Intevac Limited – Hong Kong

9.	Intevac (Shenzhen) Co. Ltd. – China